CBL RESOURCES INC.

Edificio Terramar, Torre 2000, 17D

Panama City, Panama

July 5, 2013

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: John Reynolds

Re:	CBL RESOURCES INC. (the “Company”)
Registration Statement on Form S-1 Filed January 31, 2013

Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Company hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission together with all exhibits and amendments thereto.

The Registration Statement was filed in connection with the proposed initial public offering by the Company of its common stock, which the Company has determined not to pursue. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

Thank you for your assistance.

Thank you for your assistance.

Very truly yours,

/s/

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DAVID RICHER

Chief Executive Officer,

Chief Financial Officer,

President, Secretary,

Treasurer and

Director Principal Executive Officer

and (Principal Accounting Officer)